SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 08, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

In compliance with article 12 of CVM Instruction 358/02, we sent you Lazard Asset Management LLC’s notice to the market, regarding the interest corresponding to more than 5% of the total preferred shares of TAM S.A.

NOTICE TO THE MARKET

Pursuant to article 12 of CVM Instruction 358 of the Securities and Exchange Commission of Brazil, Lazar Asset Management LLC informs that (i) the interest held in preferred shares issued by the Company, as of July 31, 2007, reached 4,784,214 shares, corresponding to 5.282% of the total preferred shares issued by TAM AS – Sponsored ADR (ii) the referred total shares represent all the shares held by funds and clients accounts managed by Lazard.

Pursuant to paragraph 5 of article 12 of Instruction 358 of the Securities and Exchange Commission of Brazil, we hereby request CVM not to disclose it through the press, in view of the dilution level of the Company’s shares in the market and the declaration that the acquisitions do not aim at changing the Company’s control or its administrative structure.

Yours sincerely,

Michael Pipala
Compliance Officer
Lazard Asset Management LLC

Líbano Miranda Barroso
Investor Relations Officer

__________________________________________________________________________________________________
TAM S/A
Av. Jurandir, 856 - Lote 4 - Jardim Ceci
CEP: 04072-000 São Paulo - SP

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 08, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.